Texxon Holding Limited

703, Block A, 1799 Wuzhong Road

Minhang District, Shanghai, China 200335

Tel: +86 574-62629970

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman Theresa Brillant Rebekah Reed Donald Field

Re:	Texxon Holding Limited
Registration Statement on Form F-1
Initially filed on August 14, 2024, as amended
File No. 333-281530

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Texxon Holding Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on September 30, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Hui Xu
Name:	Hui Xu
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP CFN Lawyers LLC